July 25, 2005



Mr. R. Herbert Hampton
Chief Executive Officer
Golden Cycle Gold Corporation
Suite 201
1515 South Tejon
Colorado Springs, CO  80906


	Re:	Golden Cycle Gold Corporation
		Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 31, 2005
		Form 10-Q for Fiscal Quarter Ended March 31, 2005
      Filed May 13, 2005
		Response letter dated July 6, 2005
      File No. 1-09385


Dear Mr. Hampton:

We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2004

Item 8 - Financial Statements and Supplementary Data

Consolidated Balance Sheets, page 28

1. We note your explanation that the Company`s short term investments in certificates of deposit are used to keep cash accessible for the
Company`s operations and your representation that the Company`s primary activities in 2005 will include managing the joint venture interests, continuing the regional study in southwest Colorado, and beginning the drilling and testing phase of the Illipah gold prospect in Nevada (for which the Company has budgeted $259,000). Please further explain why the Company requires substantial liquid assets for its operations. In so doing, please include a 2005 estimate of the operational costs of the Company, along with the operational costs associated with each of the aforementioned projects.

2. Please further explain the capacity in which the Company acts with respect to its participation in the Cripple Creek & Victor Gold Mining Company, the joint venture with AngloGold Ashanti (Colorado)
Corp. Specifically, please explain what activities the Company engages in with respect to the joint venture and what percentage of the joint venture`s interest the company holds.

Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Gary Newberry at (202) 551-3761, or Kim
Calder,
Assistant Chief Accountant, at (202)-551-3701 if you have questions regarding comments on the financial statements and related matters.
Please contact me at (202) 551-3684 with any other questions.

								Sincerely,



								April Sifford
								Branch Chief



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Mr. R. Herbert Hampton.
Golden Cycle Gold Corporation
July 25, 2005
page 1




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